Filed Pursuant to Rule 433
Registration No. 333-252342

Term Sheet
March 25, 2021

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook) S&P Global Ratings: A+ (stable outlook) Fitch Ratings: A+ (stable outlook)
CUSIP:	89236TJC0
Pricing Date:	March 25, 2021
Settlement Date:	March 29, 2021 (T+2)
Maturity Date:	March 28, 2022
Principal Amount:	$1,250,000,000 (may be increased prior to the Settlement Date)
Price to Public:	100.000%
Commission:	0.030% in the case of RBC Capital Markets, LLC 0.150% in the case of Toyota Financial Services Securities USA Corporation
Net Proceeds to Issuer:	99.970% / $624,812,500 in the case of RBC Capital Markets, LLC 99.850% / $624,062,500 in the case of Toyota Financial Services Securities USA Corporation
Interest Rate Basis:	SOFR
Spread:	+22 basis points
Minimum Interest Rate:	0.000%
Interest Payment Frequency:	Monthly
Initial Interest Rate:	The initial interest rate will be based on SOFR determined as of March 25, 2021 plus the Spread.
Interest Payment Dates:	Each January 28, February 28, March 28, April 28, May 28, June 28, July 28, August 28, September 28, October 28, November 28 and December 28, beginning on April 28, 2021 (short first coupon) and ending on the Maturity Date.
Interest Reset Dates:	Each U.S. Government Securities Business Day in the relevant Interest Payment Calculation Period. The first interest reset date shall be the Settlement Date and thereafter, each U.S. Government Securities Business Day.
Interest Determination Date:	The second U.S. Government Securities Business Day preceding the relevant Interest Reset Date.
Interest Payment Calculation Period:	The period from and including one Interest Payment Date to but excluding the immediately following Interest Payment Date, provided that the first Interest Payment Calculation Period shall be from and including the Settlement Date to but excluding the first Interest Payment Date.
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and U.S. Government Securities Business Day
Governing Law:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Minimum Denominations:	$1,000 and $1,000 increments thereafter
Agents/DTC Numbers:	RBC Capital Markets, LLC/#0235 Toyota Financial Services Securities USA Corporation/#0443

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2021 and the related prospectus dated January 22, 2021; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Toyota Financial Services Securities USA Corporation toll-free at 1-800-292-1147.

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